SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From March 1st to 31st, 2021 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					32,300,347
ADR		Common					1,068,738
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	N/A	Election	18	13,015	R$ 0.00	R$ 0.00
			Total Buy		13,015		R$ 0.00
Shares	Common	Direct with the Company	Stock Option Exercise Subscription (BoD metting of March 29, 2021 item 4.5)	29	142,454	R$ 0.00	R$ 0.00
			Total Buy		142,454		R$ 0.00
ADR	Common	Direct with the Company	Stock Option Exercise Subscription (BoD metting of March 29, 2021 item 4.5)	29	67,401	R$ 0.00	0.00
			Total Buy		67,401		R$ 0.00
Shares	Common	N/A	Renounce	18	88,215	R$ 0.00	R$ 0.00
			Total Sell		88,215		R$ 0.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					32,367,601
ADR		Common					1,136,139

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From March 1st to 31st, 2021 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors		( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					5,281,936
ADR		Common					459,563
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Ordinárias	Direct with the Company	Delivery of Restricted Shares (PSU)	29	27,709	R$ 14.21	R$ 393,744.89
Shares	Common	Direct with the Company	Stock Option Exercise Subscription (BoD metting of March 29, 2021 item 4.5)	29	197,009	R$ 0.00	R$ 0.00
			Total Buy		224,718		R$ 393,744.89
ADR	Common	Direct with the Company	Stock Option Exercise Subscription (BoD metting of March 29, 2021 item 4.5)		103,906	R$ 0.00	R$ 0.00
			Total Buy		103,906		R$ 0.00
Shares	Common	Itaú Corretora	Sell	05	1,200	R$ 15.08	R$ 18,096.00
Shares	Common	Itaú Corretora	Sell	05	1,200	R$ 15.22	R$ 18,264.00
Shares	Common	Ágora Corretora	Sell	30	21,500	R$ 15.60	R$ 335,400.00
Shares	Common	Ágora Corretora	Sell	30	9,200	R$ 15.61	R$ 143,612.00
			Total Sell		33,100		R$ 515,372.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					5,473,554
ADR		Common					563,469

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From March 1st to 31st, 2021 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons		( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer